UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 February 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313)
 and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  Senior US Management Changes at CRH

N      E      W      S                R      E      L      E      A      S      E

20 February 2012

Senior US Management Changes at CRH

CRH plc, the international building materials group, announces a number of changes within its management team in the United States, effective from 20 February 2012.

Doug Black (47), currently Chief Executive of CRH's Americas Materials Division, is appointed to the newly created position of President and Chief Operating Officer, Oldcastle, Inc. (the holding company for CRH's operations in the Americas) and will report to Mark Towe, Chief Executive Officer of Oldcastle.  Doug joined Oldcastle in 1995 and has held a series of key leadership positions at Oldcastle and in our Precast, Architectural Products (APG) and Materials operations.

Randy Lake (46) will succeed Doug as Chief Executive Officer of Americas Materials.  Randy most recently served as Chief Executive Officer of Americas Building Solutions, which focuses on strategic and national accounts.  He joined Oldcastle in 1996 and has held progressively more senior operating and leadership positions in our APG and Materials operations.

Keith Haas (46) is appointed Chief Executive Officer of an expanded Americas Building Products Group, which will consist of our APG, Precast and Building Envelope activities.  Keith joined Oldcastle in 1995 and has progressed through a series of senior management positions at Oldcastle and in Distribution and APG activities, while more recently leading the current Oldcastle Building Products group which includes APG and Precast.

Bob Feury Jr. (49) will continue as Chief Executive Officer of Americas Distribution.   Bob joined Allied Building Products, his family's distribution business, in 1985.  Allied was acquired by CRH in 1996, after which Bob continued his rise through that organisation serving in senior leadership positions in all areas of Allied.

Commenting on these changes, Myles Lee, CRH Chief Executive said "These appointments, and subsequent follow-on changes, strengthen our organisation structure and enhance our ability to execute our strategies and achieve long-term performance and growth".

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  20 February 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director